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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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
(Check One):  [ X ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K  [  ] Form 10-Q   [  ] Form 10-D
              [  ] Form N-SAR   [  ] Form N-CSR
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                       For Period Ended: January 29, 2005
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                       [_] Transition Report on Form 10-K
                       [_] Transition Report on Form 20-F
                       [_] Transition Report on Form 11-K
                       [_] Transition Report on Form 10-Q
                       [_] Transition Report on Form N-SAR

               For the Transition Period Ended:___________________

          Read Instruction Before Preparing Form. Please Print or Type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

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
Full Name of Registrant                                       Oneida Ltd.
Former Name if Applicable                                     not applicable
Address of Principal Executive Office (Street and Number)     163-181 Kenwood Avenue
City, State and Zip Code                                      Oneida, New York 13421-2829
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                        PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]             (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

[ X ]             (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         Oneida Ltd. (the "Registrant") has not been able to complete the preparation and presentation of the information required to be included in its Annual Report on Form 10-K for the Registrant's fiscal year ended January 29, 2005 (the "Form 10-K"). As a result, the Registrant will not be able to file its Form 10-K within the prescribed time period. The Registrant anticipates that it will complete and file its Form 10-K during the fifteen calendar day extension period.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Andrew G. Church                (315)                361-3000
                (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes       [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   ONEIDA LTD.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    April 14, 2005                       By: /s/ ANDREW G. CHURCH
                                                 --------------------
                                                      Andrew G. Church
                                                      Chief Financial Officer

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